Exhibit (m)(1)(ii)

NEUBERGER BERMAN ALTERNATIVE FUNDS

CLASS A

PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

Class A of the following series of Neuberger Berman Alternative Funds is subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Series	Fee (as a Percentage of Average Daily Net Assets of Class A)
Neuberger Berman Absolute Return Multi-Manager Fund	0.25%
Neuberger Berman Long Short Fund	0.25%

Date: January 29, 2024